                                                               Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

Contacts:
Steven R. Champion, Taiwan Greater
     China Fund, 011-886-2-2715-2988
Joseph P. Doherty, MacKenzie
     Partners, Inc., 212-929-5958
Website: http://www.taiwangreaterchinafund.com

                        [Logo: Taiwan Greater China Fund]

                       TAIWAN GREATER CHINA FUND ANNOUNCES
                        COMMENCEMENT OF SELF-TENDER OFFER

     (New York, New York, August 6, 2004) The Taiwan Greater China Fund
(NYSE: TFC), a diversified closed-end registered investment company listed on the New York Stock Exchange, announced today that it has commenced a cash tender offer (the Purchase Offer) to purchase from shareholders up to one-third of the Fund's outstanding shares at a price of 99% of the Fund's net asset value per share at the close of business on the expiration date of the Purchase Offer. The expiration date of the Purchase Offer is September 3, 2004 at 5:00 p.m., New York City time, unless extended.

     The Purchase Offer is intended to provide the Fund's shareholders with an alternative source of liquidity and provides a means for shareholders who want to sell their shares to do so at a price close to net asset value per share. The Purchase Offer will be made, and shareholders will be notified, in accordance with the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940.

     The terms and conditions of the Purchase Offer are set forth in the Fund's Purchase Offer Statement, dated August 6, 2004, and the related Letter of Transmittal, which are being mailed to shareholders of record of the Fund as of August 6, 2004, although any shareholder holding the Fund's shares on the expiration date of the Purchase Offer may participate in the Purchase Offer. Questions and requests for assistance or for copies of the Purchase Offer Statement, the Letter of Transmittal and any other Purchase Offer documents should be directed to the Information Agent for the Purchase Offer, MacKenzie Partners, Inc., at (800) 322-2885 (toll free).

     The Purchase Offer is not being made to, nor will submissions be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Purchase Offer would violate that jurisdiction's laws.


                                    - more -

     This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the Fund. An offer to purchase shares of the Fund is only being made pursuant to the Purchase Offer Statement and related materials that the Fund is sending to all of its shareholders. Shareholders should read those materials carefully because they contain important information, including the various terms and conditions of the Purchase Offer. The Purchase Offer Statement and related materials are being made available to all shareholders free of charge. Shareholders also will be able to obtain the Purchase Offer Statement and related materials with respect to the Purchase Offer free of charge at the Securities and Exchange Commission's website at www.sec.gov. In addition, it is possible to obtain the Purchase Offer Statement and related materials from the Fund at no charge as provided in the Purchase Offer Statement.

     The Taiwan Greater China Fund is listed and publicly traded in the United States. The Fund is organized for investment in securities of Taiwan issuers by non-Taiwan investors and follows an investment strategy of primarily investing in Taiwan listed companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China.

                                      # # #